FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

13 May 2010

HSBC BANK CANADA

FIRST QUARTER 2010 RESULTSW

•    Reported net income attributable to common shares was C$84 million for the quarter ended 31 March 2010, little changed compared with the same period in 2009.

•    Return on average common equity was 9.9 per cent for the quarter ended 31 March 2010 compared with 10.0 per cent for the same period in 2009.

•    The cost efficiency ratio was 61.4 per cent for the quarter ended 31 March 2010 compared with 51.8 per cent for the same period in 2009.

•    Total assets were C$70.6 billion at 31 March 2010 compared with C$70.1 billion at 31 March 2009.

•    Total funds under management were C$30.4 billion at 31 March 2010 compared with C$21.5 billion at 31 March 2009.

•    Tier 1 capital ratio of 12.3 per cent and a total capital ratio of 14.8 per cent at 31 March 2010 compared to 10.2 per cent and 12.6 per cent respectively at 31 March 2009.WW

W          Results are prepared in accordance with Canadian generally accepted accounting principles.

WW         Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions in
     accordance with Basel II capital adequacy framework.

Overview

HSBC Bank Canada recorded net income attributable to common shares for the three months ended 31 March 2010 of C$84 million, little changed compared with the C$85 million reported in the same period in 2009, and a decrease of C$64 million, or 43.2 per cent, from C$148 million for the fourth quarter of 2009. Good operating performance and lower loan impairment charges were somewhat masked by the impact of fair value accounting on our economic hedges, US$ denominated assets and liabilities and a portion of our own debt held at fair value. This caused the results for the first quarter of 2010 to bear a charge of C$112 million compared to credits of C$35 million in the first quarter of 2009 and C$8 million in the fourth quarter of 2009 even though no economic gain or loss occurred. Income before tax excluding these items for the first quarter of 2010 increased 145.3 per cent and 13.5 per cent over the first and fourth quarters of 2009 respectively.

These results reflected increases in net interest income and significant reductions in loan impairment charges. Non-interest revenues were also strong, particularly fee income, although these favourable operating impacts were offset within total non-interest revenues by the C$112 million charge in the first quarter of other net mark-to-market accounting losses as noted above. Compared to the fourth quarter of 2009, the decline in results arises mainly from lower non-interest revenue caused by the effect of mark-to-market accounting losses noted above and exceptional capital market revenues recorded in the fourth quarter of 2009, partially offset by significantly lower loan impairment charges.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, HSBC Bank Canada, said:

"Good operating performance for the first quarter of 2010 reflects increased revenues from core banking operations, positive results from our wealth management activities, stable costs and significant reductions in credit losses compared to prior periods.

"The bank continues to benefit from the beginnings of the Canadian economic recovery. We continue to support our customers' credit, deposit and investment needs and anticipate increased demand for our delivery of global financial services to our customers throughout 2010 as conditions continue to improve."

Net interest income

Net interest income for the first quarter of 2010 was C$380 million, compared with C$350 million for the same quarter in 2009, an increase of C$30 million, or 8.6 per cent. This resulted from an increase in net interest margin to 2.51 per cent in the quarter compared with 2.30 per cent in the same quarter of 2009, offset by a slight decrease in average interest earning assets from C$61.8 billion to C$61.5 billion.

Net interest income from core banking operations which consists of Personal Financial Services, Commercial Banking and Global Banking and Markets business increased by C$52 million or 20.9 per cent. This was as a result of an increase in net interest margin to 2.09 per cent in the first quarter of 2010 from 1.75 per cent in the same period last year, and a marginal increase in average interest earning assets from C$57.7 billion to C$58.3 billion. The net interest margin for core banking operations increased as a result of a more stable interest rate environment than the comparable period in 2009, as the cost of wholesale funds decreased due to lower credit spreads.

In addition, net interest margin in the current quarter has been positively impacted by pricing initiatives in previous periods on commercial loans reflecting changes in the credit environment. Net interest income for the Consumer Finance business decreased by C$22 million or 21.8 per cent compared to the same quarter in 2009 mainly as a result of a reduction in average receivables, including consumer finance, automobile and other loans of 20.5 per cent to C$3.1 billion.

Net interest income for the three months ended 31 March 2010 decreased C$13 million or 3.3 per cent compared to the fourth quarter of 2009, while net interest margin decreased slightly to 2.51 per cent from 2.52 per cent. The net interest margin for core banking operations increased by three basis points compared to the fourth quarter of 2009 while the net margin for the Consumer Finance company was lower due to margin compression in our private label portfolio. Lower interest earning assets in the core banking operations and lower receivables in the Consumer Finance business as well as a reduced number of days in the current quarter compared to the fourth quarter of 2009 also contributed to lower net interest income.

Non-interest revenue

Non-interest revenue was C$166 million in the first quarter of 2010, compared with C$277 million for the same quarter in 2009, a decrease of C$111 million, or 40.1 per cent. Non-interest revenue in our Global Banking and Markets business in the first quarter of 2010 includes the impact of a charge for C$112 million compared to credits for the first and fourth quarters of 2009 of $35 million and C$8 million respectively for other mark-to-market accounting losses. Canadian generally accepted accounting principles require that mark-to-market changes in the fair values of derivatives used as hedges for certain of our non-trading assets and liabilities which do not qualify for hedge accounting are recorded in income although no economic loss has arisen. This includes derivatives related to certain mortgage securitization programs where we do not expect to realize any gains or losses as it is our intent to hold such derivatives to maturity. Similarly, changes in market values of certain other non-trading financial assets and liabilities are also required to be included in reported income, even though no economic gain or loss has resulted. These non-cash items are driven largely by changes in market interest and foreign exchange rates or refinement of model assumptions used in valuing certain complex financial instruments. Changes in mark-to-market values can create significant inter-period volatility in our reported results, but as these instruments are normally held to their maturity, there is no resulting economic loss or gain.

Excluding the impact of other net mark-to-market accounting losses, non-interest revenue increased by C$36 million or 14.9 per cent. Credit fees were C$11 million higher due to pricing initiatives in commercial banking business. Investment administration fees in our Personal Financial Services business were C$7 million higher reflecting the increased market values of customer portfolios compared to the prior year as equity values improved as well as increased sales of investment products. Capital market fees in Global Banking and Markets were C$6 million higher due to increased activities in underwriting, advisory, equity and debt markets in 2010 which resulted in higher commissions earned on client trading activities. Other income was C$27 million higher mainly due to the adverse impact of a C$20 million contingency recorded in our Personal Financial Services and Consumer Finance businesses in the first quarter of 2009 as well as increases in recoveries for HSBC Technology Services from other HSBC Group companies of C$4 million. Trading revenue in Global Banking and Markets of C$20 million was C$21 million lower in the first quarter of 2010 compared to the same period in the prior year, which benefited from volatile interest and foreign exchange markets and the favourable impact of foreign currency funding in a lower interest rate environment.

Non-interest revenue for the three months ended 31 March 2010 was C$143 million or 46.3 per cent lower than the fourth quarter of 2009. Excluding the impact of other net mark-to-market accounting losses, non-interest revenue decreased by C$23 million or 7.6 per cent. Gains on available-for-sale and other securities in Global Banking and Markets increased by C$4 million due to realization of certain gains in government securities. Other income was C$3 million higher particularly due to increases in fees from Investor Immigrant Services. Capital market fees decreased by C$26 million reflecting the exceptional revenues recorded in the fourth quarter of 2009 by Global Banking and Markets. Other net mark-to-market losses of C$112 million were C$120 million worse than the fourth quarter of 2009 as noted above.

Non-interest expenses

Non-interest expenses of C$335 million in the first quarter of 2010 were C$10 million higher than the same period in 2009. Salaries and employee benefits were C$7 million lower, as a result of lower full time salaries particularly in the Consumer Finance business following reductions in branch operations and lower stock-based compensation costs, partially offset by higher variable compensation reflective of increased income in Global Banking and Markets. Premises and equipment expenses were little changed overall. Other non-interest expenses were C$17 million higher due to increased expenditures relating to business licences and taxes, marketing and brokerage fees, the latter relating to activity in investor immigrant services. Expenses relating to the delivery of technology services to other HSBC Group companies also increased. The cost efficiency ratio for the first quarter of 2010 was 61.4 per cent compared to 51.8 per cent in the same period in 2009 mainly as a reflection of the adverse swing in other mark-to-market accounting gains, net, which is a non-cash income or expense item. Excluding the impact of this swing, the cost efficiency ratio would have improved by 4.0 percentage points.

Non-interest expenses for the three months ended 31 March 2010 were C$1 million higher than the fourth quarter of 2009. Salaries and employee benefits were C$2 million higher mainly due to higher benefits as a result of the timing of employer's cost of statutory benefit contributions arising from the payment from the bank's annual incentive in the first quarter every year.  Premises and equipment expenses were C$3 million lower mainly due to lower costs relating to the delivery of technology services to other HSBC Group companies.  Other expenses increased marginally. The cost efficiency ratio was 61.4 per cent compared to 47.6 per cent in the fourth quarter as a result of the impact of other mark-to-market losses noted above. Excluding the impact of this item, the cost efficiency ratio would have declined by 2.8 percentage points.

Credit quality and provision for credit losses

Provision for credit losses was C$63 million for the first quarter of 2010, compared with C$161 million in the first quarter of 2009, and C$131 million for the fourth quarter of 2009. Although conditions still remain uncertain, particularly in the real estate sector the reduction in the first quarter of 2010 compared to the fourth quarter of 2009 was due to a decrease in specific provisions for credit losses reflecting improved economic conditions compared to the challenging credit environment that existed throughout 2009. The reduction in expense compared to the same period in the previous year included C$53 million relating to core banking operations and C$45 million for Consumer Finance.

Gross impaired credit exposures were C$976 million, C$46 million lower compared with C$1,022 million at 31 December 2009. Total impaired exposures, net of specific allowances for credit losses, were C$775 million at 31 March 2010 compared with C$836 million at 31 December 2009. However, the total of impaired exposures includes C$200 million (31 December 2009 - C$214 million) of Consumer Finance and other consumer loans, for which impairment is assessed collectively.  The general allowance for credit losses applicable to business and government loans in the banking portfolio was reduced by C$3 million to C$217 million (31 December 2009 - C$220 million). This arose as a result of a reduction of the performing commercial loan portfolio as well as a slight improvement in certain of the credit metrics used in the assessment of the allowance. The general allowance applicable to Consumer Finance loans was C$180 million compared to C$201 million at 31 December 2009. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.47 per cent at 31 March 2010, little changed compared with 1.46 per cent at 31 December 2009.

Income taxes

The effective tax rate in the first quarter of 2010 was 30.3 per cent, which compares with 28.9 per cent in the same quarter of 2009 and 28.7 per cent in the fourth quarter of 2009. The tax rate was higher in the first quarter of 2010 compared to the same period in 2009 due to the impact of certain eligible tax credits claimed in 2009 in respect of previous years. The tax rate in the fourth quarter of 2009 was lower due to the recognition in 2009 of increased income earned in the British Columbia international finance centre that is not subject to provincial income tax.

Balance sheet

Total assets at 31 March 2010 were C$70.6 billion, a decrease of C$0.7 billion from 31 December 2009. The decrease from 31 December 2009 mainly resulted from securitization of residential mortgages and slightly lower Consumer Finance receivables. Although business and government loans increased from the end of 2009 by C$0.4 billion, this was offset by a similar reduction in customers liability under acceptances. Before securitization, residential mortgages in Personal Financial Services were slightly lower. As a result of securitizations, net mortgage loans outstanding decreased by C$0.6 billion. Consumer loans and personal lines of credit in the Personal Financial Services business were up by C$0.2 billion to C$5.9 billion while Consumer Finance receivables decreased by C$152 million as a result of lower loan originations arising from credit tightening decisions. Liquidity remained strong at 31 March 2010, with more than C$25.1 billion of cash resources, securities and reverse repurchase agreements, unchanged since 31 December 2009.

Total deposits decreased by C$0.5 billion to C$49.7 billion at 31 March 2010 from C$50.2 billion at 31 December 2009.  Personal deposits decreased by C$0.3 billion compared to 31 December 2009 as a result of competition and some movements from customer accounts to investment products, while higher cost wholesale deposits, included in business and government deposits, decreased by C$0.6 billion as a result of funding received from securitizations.

Total assets under administration

Funds under management were C$30.4 billion at 31 March 2010 an increase of C$2.2 billion since 31 December 2009. Including custody and administration balances, total assets under administration were C$41.1 billion compared with C$38.9 billion at 31 December 2009 and C$30.8 billion at 31 March 2009.

Capital management and regulatory capital ratios

Capital adequacy ratios calculated in accordance with the Basel II framework were 12.3 per cent for tier 1 and 14.8 per cent for total capital at 31 March 2010 up marginally from 31 December 2009, and higher compared to 10.2 per cent and 12.6 per cent respectively at 31 March 2009.

Dividends

During the first quarter of 2010, the bank declared and paid C$75 million in dividends on HSBC Bank Canada common shares, C$5 million higher than the same period in 2009. However, the total common dividends for 2010 are not expected to exceed the amounts declared and paid in 2009.

Reclassification and presentation

We provide services or enter into transactions with a number of HSBC Group companies regarding the sharing of cost of development by Canadian employees for certain technology platforms used by HSBC around the world. In previous periods, we have reported the salary and related direct expenses for these employees and the recovery of these expenditures on a net basis as part of "Non-interest expenses, Other". Effective for the first quarter of 2010, we have reported the impact of these transactions on a gross basis by increasing the appropriate expense categories and reclassifying the recovery of these expenditures to "Non-interest revenue, Other". Prior periods have also been reclassified to conform to the current year's presentation. The impact of this reclassification resulted in increases in these reported items as follows:

	Quarter ended
	31 March	31 December	31 March
Figures in C$ millions	2010	2009	2009

Non-interest revenue:
Other	$38	$42	$34

Non-interest expense:
Salaries and employee benefits	22	22	24
Premises and equipment	1	4	1
Other	15	16	9
	$38	$42	$ 34

The impact of these items on the cost efficiency ratios was an increase for each of the quarters as follows:

	Quarter ended
	31 March	31 December	31 March
	2010	2009	2009

Cost efficiency ratio	2.9%	3.4%	2.7%

Accounting policies adopted in 2010

No new accounting standards became effective for 2010, which had any impact on our reported results or financial condition.  As noted above, certain prior period amounts have been reclassified to conform to the current year presentation.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices, including over 140 bank branches and is the leading international bank in Canada. With around 8,000 offices in 88 countries and territories and assets of US$2,364 billion at 31 December 2009, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's first quarter 2010 report will be sent to shareholders in May 2010.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest and foreign exchange rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

Summary

	Quarter ended
Figures in C$ millions (except per share amounts)	31 March 2010	31 December 2009	31 March 2009

Earnings
Net income attributable to common shares	$84	$148	$85
Basic earnings per share (C$)	0.17	0.30	0.17

Performance ratios (%)
Return on average common equity	9.9	17.3	10.0
Return on average assets	0.47	0.81	0.48
Net interest marginW	2.51	2.52	2.30
Cost efficiency ratioWW	61.4	47.6	51.8
Non-interest revenue: total revenue ratioWWW	30.4	44.0	44.2

Credit information
Gross impaired credit exposures	$976	$1,022	$1,157
Allowance for credit losses
- Balance at end of period	633	638	709
- As a percentage of gross impaired credit exposures	64.9%	62.4%	61.3%
- As a percentage of gross loans and acceptances	1.5%	1.5%	1.5%

Average balances
Assets	$72,428	$72,479	$71,464
Loans	36,810	37,220	42,173
Deposits	53,279	53,309	51,526
Common equity	3,468	3,418	3,457

Capital ratios (%)WWWW
Tier 1	12.3	12.1	10.2
Total capital	14.8	14.9	12.6

Total assets under administration
Funds under management	$30,382	$28,174	$21,503
Custody accounts	10,730	10,721	9,260
Total assets under administration	$41,112	$38,895	$30,763

W	Net interest margin is net interest income divided by average interest earning assets for the period.
WW	The cost efficiency ratio is defined as non-interest expenses divided by total revenue. Reclassified for certain group technology changes as noted on page 6.
WWW	Net interest revenue: total revenue ratio. Reclassified as noted in WW above.
WWWW	Calculated using guidelines issued by the Office of the Superintendent of Financial Institution Canada in accordance with Basel II capital adequacy framework.

Consolidated Statements of Income (Unaudited)

	Quarter ended
Figures in C$ millions	31 March	31 December	31 March
(except per share amounts)	2010	2009	2009

Interest income:
Loans	$440	$468	$551
Securities	68	71	68
Deposits with regulated financial institutions	4	4	4
	512	543	623

Interest expense:
Deposits	97	115	225
Interest bearing liabilities of subsidiaries, other than deposits	26	25	38
Debentures	9	10	10
	132	150	273

Net interest income	380	393	350

Non-interest revenue
Deposit and payment service charges	27	27	27
Credit fees	45	49	34
Capital market fees	32	58	26
Investment administration fees	33	33	26
Foreign exchange	11	10	10
Trade finance	6	5	7
Trading revenue	20	21	41
Gain (losses) on available-for-sale securities	3	(1)	-
Securitization income	38	39	35
Other	63	60	36
Other mark-to-market accounting (losses) gains, net	(112)	8	35
	166	309	277
Total revenue	546	702	627

Non-interest expenses:
Salaries and employee benefits	177	175	184
Premises and equipment	42	45	42
Other	116	114	99
	335	334	325

Net operating income before provision for credit losses	211	368	302
Provision for credit losses	63	131	161
Income before provision for income taxes and non-controlling interest
in income of trust	148	237	141
Provision for income taxes	43	66	39
Non-controlling interest in income of trust	6	7	6
Net income	$99	$164	$96
Preferred share dividends	15	16	11
Net income attributable to common shares	$84	148	$85

Average number of common shares outstanding (000's)	498,668	498,668	498,668
Basic earnings per common share	$0.17	$0.30	$0.17

Consolidated Balance Sheets (Unaudited)

	At 31 March	At 31 December	At 31 March
Figures in C$ millions	2010	2009	2009

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada and other banks	$559	$652	$446
Deposits with regulated financial institutions	1,339	1,245	1,403
	1,898	1,897	1,849

Securities:
Available-for-sale	13,850	12,682	11,078
Held-for-trading	2,217	1,986	1,816
Other	41	41	57
	16,108	14,709	12,951

Securities purchased under reverse repurchase agreements	7,094	8,496	4,070

Loans:
Business and government	18,813	18,442	22,454
Residential mortgages	10,750	11,359	11,526
Consumer finance loans	3,047	3,199	3,832
Other consumer loans	5,930	5,742	5,424
Allowance for credit losses	(633)	(638)	(709)
	37,907	38,104	42,527
Other:
Customers' liability under acceptances	4,580	4,966	5,394
Derivatives	1,086	1,100	1,901
Land, buildings and equipment	142	142	123
Other assets	1,833	1,923	1,314
	7,641	8,131	8,732
	$70,648	$71,337	$70,129

Liabilities and shareholders' equity
Deposits:
Regulated financial institutions	$1,066	$754	$999
Individuals	21,249	21,578	22,147
Businesses and governments	27,367	27,875	26,659
	49,682	50,207	49,805
Other:
Acceptances	4,580	4,966	5,394
Interest bearing liabilities of subsidiaries, other than deposits	3,244	3,324	4,284
Derivatives	1,134	897	1,487
Securities sold under repurchase agreements	2,359	2,517	493
Securities sold short	1,073	1,148	591
Other liabilities	3,086	2,650	2,661
Non-controlling interest in trust and subsidiary	430	430	430
	15,906	15,932	15,340

Subordinated debentures	736	834	795
Shareholders' equity:
Capital stock
Preferred shares	946	946	696
Common shares	1,225	1,225	1,225
Contributed surplus	9	7	1
Retained earnings	2,122	2,113	1,965
Accumulated other comprehensive income	22	73	302
	4,324	4,364	4,189
Total liabilities and shareholders' equity	$70,648	$71,337	$70,129

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Quarter ended
Figures in C$ millions	31 March	31 December	31 March
	2010	2009	2009

Cash flows provided by (used in):
- operating activities	$544	$433	$133
- financing activities	(853)	235	(2,340)
- investing activities	215	(1,206)	2,220

Increase (decrease) in cash and cash equivalents	(94)	(538)	13
Cash and cash equivalents, beginning of period	639	1,177	420
Cash and cash equivalents, end of period	$545	$639	$433

Represented by:
- Cash resources per balance sheet	559	652	446
- less non-operating depositsW	(14)	(13)	(13)
- Cash and cash equivalents, end of period	$545	$639	$433

W Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 13 May 2010